NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 16, 2012, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the
entire class of this security was terminated on July 2, 2012.

The removal of the Preferred Stock Purchase
Rights of Solutia Inc. is being effected because the Exchange knows or is reliably informed that on July 2, 2012 all rights pertaining to the entire class of this security were extinguished pursuant to the merger between Solutia Inc. and Eastman Chemical Company.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on
July 3, 2012.